UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35294 / August 13, 2024

In the Matter of

UNIFIED SERIES TRUST
225 Pictoria Drive, Suite 450
Cincinnati, OH 45246

EFFICIENT CAPITAL MANAGEMENT, LLC
4355 Weaver Parkway, Suite 200
Warrenville, Illinois 60555

(812-15601)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN
DISCLOSURE REQUIREMENTS

Unified Series Trust and Efficient Capital Management, LLC filed an application on April 18,
2024 requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act")
exempting applicants from section 15(a) of the Act, as well as from certain disclosure
requirements. The order permits applicants to enter into and materially amend subadvisory
agreements without shareholder approval and also grants relief from certain disclosure
requirements.

On July 16, 2024, a notice of the filing of the application was issued (Investment Company Act
Release No. 35278). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Unified Series Trust and Efficient Capital Management, LLC (File No. 812-15601) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.